Exhibit 99.1

Vitru Announces Filing of “Universal Shelf” Registration Statement on Form F-3

Florianópolis, Brazil, October 26, 2021 – Vitru Limited, or Vitru (Nasdaq: VTRU), today announced that it has filed on October 25, 2021 a "universal shelf" registration statement on Form F-3 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) for the registration of common shares, senior debt securities, subordinated debt securities, warrants, rights or units consisting of the foregoing securities (collectively, the “Securities”).

Once the Registration Statement is declared effective by the SEC, up to U.S.$400 Million of Securities may be offered by Vitru, separately or together, from time to time and in one or more offerings. In addition, any selling shareholders named in a prospectus supplement may offer and sell, from time to time, up to 23,538,503 common shares.

The Registration Statement is intended to afford Vitru the flexibility to promptly access the public capital markets in order to respond to future financing and business opportunities on a timely and cost-effective basis. The terms of any potential offering, including the specific terms and prices of the Securities, will be determined at the time of such offering and be made solely by means of the prospectus included in the Registration Statement and any prospectus supplement that may be filed with the SEC relating to such offering.

The Registration Statement has been filed with the SEC but has not yet become effective. The Securities may not be sold, nor may offers to buy the Securities be accepted, prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students. Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/